Prospectus Supplement
To prospectus dated September 21, 2004

Filed Pursuant to Rule 424(B)5
Registration No. 333-112250

Bolivarian Republic of Venezuela

€1,000,000,000

7.00% Global Bonds due 2015

     Venezuela will pay interest on the global bonds on March 16 of each year, commencing on March 16, 2006. The global bonds will mature on March 16, 2015. The global bonds are not redeemable prior to maturity and are not entitled to the benefit of any sinking fund. The global bonds are direct, unconditional and unsecured obligations of the Republic. Venezuela has applied to list the global bonds on the Luxembourg Stock Exchange.

     The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding future modifications to their terms that differ from those applicable to a substantial portion of Venezuela’s outstanding Public External Indebtedness. Under these provisions, which are described in the section entitled “Description of the Global Bonds—Meetings and Amendments” in this prospectus supplement, Venezuela may amend the payment provisions and certain other terms of the global bonds with the consent of the holders of 75% of the aggregate principal amount Outstanding of the global bonds.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Global Bond	Total

Public Offering Price (1)	99.301%	€993,010,000

Commissions	0.250%	€2,500,000

Proceeds to the Republic (before net expenses) (1)	99.051%	€990,510,000

(1)	Plus accrued interest from March 16, 2005, if settlement occurs after that date.

     The Republic expects that delivery of the global bonds will be made on or about March 16, 2005, through the book-entry facilities of The Depository Trust Company, the Euroclear System and Clearstream Banking, Luxembourg.

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest.

Deutsche Bank	UBS Investment Bank

March 7, 2005

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Republic has not authorized anyone to provide you with different or additional information. The Republic is not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. The financial condition and prospects of the Republic may have changed since that date.

TABLE OF CONTENTS

Prospectus Supplement

About This Prospectus Supplement	S-3
Summary	S-5
Use of Proceeds	S-9
Investment Considerations	S-10
Recent Developments	S-14
Description of the Global Bonds	S-19
Global Clearance and Settlement	S-26
Taxation	S-29
Underwriting	S-33
Validity of the Global Bonds	S-35
Authorized Representative	S-35
General Information	S-35

Prospectus

Official Statements	3
Enforcement of Civil Liabilities	3
Forward-Looking Statements	3
Use of Proceeds	5
About This Prospectus	5
Where You Can Find Additional Information	6
Description of the Debt Securities	7
Debt Record	15
Banco Central Undertaking	16
Plan of Distribution	17
Legal Matters	18
Authorized Representative	18

ABOUT THIS PROSPECTUS SUPPLEMENT

     The Republic, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all information with respect to the Republic and the global bonds which is material in the context of the issue and offering of the global bonds, and that such information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and that, to the best of the Republic’s knowledge and belief, there are no other facts the omission of which would make any such information or the expression of any such opinions and intentions materially misleading. The Republic accepts responsibility accordingly.

     You should rely on information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Republic has not authorized anyone else to provide you with any other information. You should not rely on any other information in making your investment decision.

     The Republic is not offering to sell or soliciting offers to buy any securities other than the global bonds offered under this prospectus supplement, nor is the Republic offering to sell or soliciting offers to buy the global bonds in places where such offers are not permitted by applicable law. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information the Republic has previously filed with the Securities and Exchange Commission (the “Commission”) and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. The Republic’s economic, fiscal or political circumstances may have changed since such dates.

     The offer of the global bonds has not been submitted for clearance to the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa) (“CONSOB”). No global bonds will be offered, sold or delivered or copies of the prospectus, prospectus supplement or any other document relating to the global bonds or the offer will be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”), and in accordance with Italian securities, banking, tax, exchange control and all other applicable laws and regulations. Any such permitted offer, sale or delivery of the global bonds or distribution of copies of the prospectus, prospectus supplement or any other document relating to the global bonds or the offer in Italy will be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1,1993 (the “Italian Banking Law”), Decree No. 58 of February 24, 1998, Regulation No. 11522, as amended, and any other applicable laws and regulations;

•	in compliance with Article 129 of the Italian Banking Law and the implementing instructions of the Bank of Italy, pursuant to which the issue or placement of global bonds to investors in Italy is conditioned upon obtaining authorization from the Bank of Italy; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the global bonds in Italy by CONSOB or the Bank of Italy.

     The global bonds may not be placed, sold or offered to individuals resident in Italy in the primary or in the secondary market.

     The offering documents and the information contained therein is intended only for the use of its recipient and is not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

     Any investor purchasing the bonds is solely responsible for ensuring that any offer or resale of the global bonds it purchased occurs in compliance with applicable laws and regulations.

     The global bonds described in this prospectus supplement are debt securities of the Republic being offered under Registration Statement No. 333-112250 filed with the Commission under the U.S. Securities Act of 1933, as amended (the “Securities Act”); the accompanying prospectus is part of that registration statement. The accompanying prospectus provides you with a general description of the securities that the Republic may offer, and this prospectus supplement contains specific information about the terms of this offering and the global bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents (such as Venezuela’s annual report on Form 18-K for 2003, which was filed on September 21, 2004, as amended from time to time) contain information regarding the Republic, the global bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about the Republic and the global bonds. All such documents may be inspected at the office of the Commission and at the office of the Luxembourg paying agent and transfer agent specified on the inside back cover of this prospectus supplement. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

     References to the “Republic” or “Venezuela” are to the Bolivarian Republic of Venezuela.

     The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. See “Underwriting” in this prospectus supplement.

     The Republic is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the Republic. See “Investment Considerations—Legal Status and Enforcement” in the prospectus supplement and “Enforcement of Civil Liabilities” in the accompanying prospectus.

SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Bolivarian Republic of Venezuela.

Title of Security	7.00% Global Bonds Due 2015.

Aggregate Principal Amount	€1,000,000,000.

Maturity Date	March 16, 2015.

Interest Rate	7.00% per annum, accruing from March 16, 2005.

Issue Price	99.301%, plus accrued interest, if any, from March 16, 2005.

Interest Payment Dates	March 16 of each year, commencing March 16, 2006.

Denominations	Venezuela will issue the global bonds in denominations of €1,000 and integral multiples of €1,000.

Form	Venezuela will issue the global bonds in the form of two registered global notes without coupons. One global note will be deposited with JPMorgan Chase Bank, which will serve as custodian for Cede & Co., as nominee of The Depository Trust Company (“DTC”). The other global note will be registered in the name of Chase Nominees Limited, as nominee of JPMorgan Chase Bank, London Branch, which will serve as common depositary for Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) and the Euroclear System (“Euroclear”). Beneficial ownership interests will be recorded only on, and transferred only through, the records maintained by DTC, Euroclear and Clearstream, Luxembourg and their respective participants, unless certain contingencies occur, in which case the global bonds will be issued in definitive form. (See “Description of the Global Bonds—Definitive Global Bonds” in this prospectus supplement.) No bonds will be issued in bearer form.

Payment of Principal and Interest	Principal of and interest on the global bonds will be payable by Venezuela to the fiscal agent in euro. If Venezuela determines that euro are not available for making payments on the global bonds due to the imposition of exchange controls or other circumstances beyond Venezuela’s control, then payments on the global bonds shall be made in U.S. dollars until Venezuela determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the global bonds will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agent Agreement, dated as of March 16, 2005, between Venezuela and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an event of default under the global bonds.

Payments to holders who hold their global bonds through Euroclear or Clearstream, Luxembourg will be made in euro. Such holders will not have the option to elect payments in U.S. dollars.

Payments to holders who hold their global bonds directly through DTC (“DTC Holders”) will be made in U.S. dollars, except for DTC Holders who elect to receive payment in euro as described in “Description of the Global Bonds—Payments of Principal and Interest” in this prospectus supplement. The exchange rate agent will exchange euro payments received from the fiscal agent for U.S. dollars and pay such amounts directly to DTC or its nominee, as the registered holder of the global bonds, for payment to DTC’s participants. All costs of conversion will be borne by DTC Holders who receive payment in U.S. dollars. The U.S. dollar amount of any payment of principal or interest received by a DTC Holder will be based on the bid quotation of one of at least three foreign exchange dealers selected by the exchange rate agent and agreed to by the Republic, which will yield the greatest number of U.S. dollars upon conversion from euro, at approximately 11:00 A.M., Central European (Frankfurt) time, on the business day preceding the applicable payment date for the purchase of U.S. dollars with euro for settlement on the payment date in an amount equal to the aggregate amount of euro payable to all DTC Holders receiving U.S. dollar payments on the payment date. If fewer than three bid quotations are available at the time a determination is to be made by the exchange rate agent, the exchange rate agent shall, on the business day preceding the applicable payment date, notify the Republic and the fiscal agent of the noon buying rate in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York. If this bid quotation is not available, payment of the aggregate amount due to all DTC Holders on the payment date will be made in euro.

Ranking	The global bonds will constitute direct, unconditional and general obligations of the Republic and will rank equally, without any preference among themselves, with any other existing and future unsecured and unsubordinated indebtedness of the Republic. (See “Description of the Global Bonds—General Terms of the Global Bonds” in this prospectus supplement and “Description of the Debt Securities—Nature of Obligations” in the prospectus.)

Collective Action Clauses	The global bonds will be designated Collective Action Securities and, as such, will contain certain provisions that allow Venezuela to amend the payment provisions and certain other terms of the global bonds with the consent of the holders of at least 75% of the aggregate principal amount Outstanding of the global bonds. (See “Description of the Global Bonds—Meetings and Amendments” in this prospectus supplement and “Collective Action Securities” in the prospectus.) Such collective action clauses are not contained in a substantial portion of the Republic’s outstanding Public External Indebtedness.

Redemption	The global bonds will not be redeemable prior to maturity and are not entitled to the benefit of any sinking fund.

Negative Pledge	The global bonds will contain certain covenants, including restrictions on the incurrence of certain liens. (See “Description of the Debt Securities” in the prospectus.)

Events of Default	The global bonds will contain events of default, the occurrence of which may result in the acceleration of the Republic’s obligations under the global bonds prior to maturity. (See “Description of the Debt Securities” in the prospectus.)

Listing	The Republic has applied to list the global bonds on the Luxembourg Stock Exchange.

Fiscal Agent	The global bonds will be issued pursuant to a fiscal agency agreement, dated as of August 6, 1998, as amended, between the Republic and JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank), as fiscal agent, paying agent, transfer agent and registrar.

Exchange Rate Agent	JPMorgan Chase Bank, N.A.

Taxation	For a discussion of the Venezuelan and United States tax consequences associated with the global bonds, see “Taxation—Venezuela Taxation” and “—United States Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the global bonds.

Governing Law	The laws of the State of New York will be the governing law except with respect to the authorization and execution of the global bonds, which will be governed by the laws of the Republic.

Further Issues	The Republic may, without the consent of the holders of the global bonds, create and issue additional debt securities with the same terms and conditions as those of the global bonds (or with the same terms and conditions except for the amount of the first interest payment and issue price); provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such additional debt securities are subject to U.S. federal tax law), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities.

Clearing Reference Numbers	The clearing reference numbers for the global bonds are:

CUSIP:	922646 BN 3

US ISIN:	US922646BN31

XS ISIN:	XS0214851874

Common Code:	021485187

USE OF PROCEEDS

     The net proceeds from the sale of the global bonds will be approximately €990,260,000 after deduction of the underwriting discount and the net expenses payable by the Republic (which are estimated to be €250,000). The Republic will use the net proceeds from the sale of the global bonds for the payment and refinancing of the Republic’s existing domestic and external indebtedness.

INVESTMENT CONSIDERATIONS

Social and Political Risks

     In prior years, events in Venezuela produced significant social and political tensions, which could worsen and have a material adverse effect on Venezuela’s economic growth and its ability to service its public debt.

     Since 2001, the Republic has experienced intense political and social turmoil involving groups that oppose and those that support the Chávez administration. Although the political scene remains divided, the Chávez administration, through coalitions with other political parties, effectively controls a majority of the Asamblea Nacional, or the National Assembly, as well as most state governments, and has broad support among the poorer segments of Venezuelan society.

     Between December 2001 and February 2003, the opposition staged four nation-wide work stoppages to protest against the Chávez administration, the latest of which began on December 2, 2002 and ended on February 3, 2003. It is estimated that this work stoppage resulted in lost revenues to the National Treasury of Bs.900 billion, decreased revenues due to lost production to PDVSA of U.S.$5.2 billion (of which U.S.$2.8 billion represented lost oil exports) and, at certain points, halted as much as 80% of the operations of the oil industry. Since February 2003, however, the Government has implemented measures aimed at restoring oil production to previous levels.

     On August 15, 2004, Venezuelan citizens voted on a recall referendum in accordance with the Venezuelan Constitution regarding the removal of President Chávez from office for the remainder of his term. Approximately 59% of the voters voted in favor of retaining President Chávez.

     State and local elections were held in Venezuela on October 31, 2004. Candidates supported by President Chávez won 21 of the 23 gubernatorial elections, with the two remaining governorships being retained by opposition parties.

     In November 2004, the National Assembly began the process of appointing 17 new justices to the Supreme Tribunal of Justice, or TSJ, in accordance with a law that allows judges to be appointed by a simple majority if the National Assembly holds three sessions and lawmakers fail to reach the necessary qualified majority of two-thirds of the National Assembly.

     On December 2, 2004, the Venezuelan Prosecutor General filed a petition with the Sala Constitucional of the TSJ seeking to annul a decision rendered by the tribunal in 2002 that ruled that the coup d’etat that ousted President Chávez for two days and installed in his place business leader Pedro Carmona, constituted a power vacuum and that there were no grounds to prosecute the high-ranking military officers allegedly involved in the coup d’etat. The case is still pending with the Sala Constitucional of the TSJ.

     There can be no assurance that the significant domestic instability evident during 2001 through 2004 will not reemerge. Such instability could have a material adverse effect on Venezuela’s economic growth and its ability to service its public debt.

Economic Risks

Certain economic risks are inherent in any investment in an emerging market such as Venezuela.

     Investing in an emerging market economy such as Venezuela carries economic risks. These risks include economic instability that may affect Venezuela’s economic results. Economic instability in Venezuela and in other Latin American and emerging market countries has been caused by many different factors, including the following:

•	high interest rates;

•	changes in currency values;

•	high levels of inflation;

•	exchange controls;

•	wage and price controls;

•	changes in economic or tax policies; and

•	the imposition of trade barriers.

     Any of these factors, as well as volatility in the markets for securities similar to the global bonds, may adversely affect the liquidity of, and trading markets for the global bonds.

Foreign Exchange Control Regime

     A devaluation of the Bolivar could have a material adverse effect on the Venezuelan economy and its ability to service its public debt.

     The Republic suspended foreign exchange trading on January 23, 2003 in response to a significant decrease in the amount of foreign currency generated from the sale of oil, an extraordinary increase in the demand for foreign currency coupled with a decline in the level of the Republic’s international reserves. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.The Foreign Currency Administration Commission, or CADIVI, administers, manages and controls the new exchange control regime. Purchases and sales of foreign currencies are centralized in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies.

     On February 5, 2003, the Ministry of Finance and Banco Central fixed the U.S. dollar exchange rate at Bs.1,596 = U.S.$1.00 for purchase operations and Bs.1,600 = U.S.$1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 = U.S.$1.00 on February 7, 2003.

     On February 9, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was set at Bs.1,920.00 = U.S.$1.00.

     On March 2, 2005, the Ministry of Finance and Banco Central further modified the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.2,150.00 = U.S.$1.00.

     Venezuela cannot assure you that the Bolivar will not devalue significantly in the future. Additional depreciation of the Bolivar would increase the cost of servicing Venezuela’s public debt and could have a material adverse effect on Venezuelan companies and financial institutions, which could adversely affect the Venezuelan economy and the Government’s revenues, and in turn, both its ability to service its public debt and the market price of the Global Bonds.

Sovereign Credit Rating

There can be no assurance that Venezuela’s credit ratings will not change.

     Moody’s Investor Services has assigned a “B2” rating, with stable outlook, and Fitch has assigned a “B+” rating, with stable outlook, with respect to the Republic’s long-term foreign currency-denominated debt. In January 2005, Standard & Poor’s lowered its long- and short-term foreign currency sovereign credit ratings on Venezuela to “SD”, citing a delay by the Government in calculating the amounts due on certain oil-indexed warrants, referred to as the Oil Obligations. An “SD” rating is assigned when Standard & Poor’s believes that the obligor has selectively defaulted on a specific issue or class of obligations, but will continue to make timely payments on other issues or classes of obligations. In October 2004, the Government announced that due to the disruptions caused by the work stoppage at PDVSA in 2002 and 2003, there would be delays in determining whether any payments were owing on the Oil Obligations on the scheduled payment date of October 15, 2004. The Government stated that if the independent calculation agent for the Oil Obligations determined that a payment was required, the Republic would make such payment, together with interest on such amount as set forth in the terms of the Oil Obligations.

     On February 18, 2005, the Government announced that a payment of U.S.$0.0132 was due on each outstanding Oil Obligation with respect to the scheduled October 15, 2004 payment date. On March 3, 2005, the Republic made the applicable payment on the Oil Obligations, plus accrued interest as required. The total amount of payment was U.S.$359,812. Following Venezuela’s payment on the Oil Obligations on March 3, 2005, Standard & Poor’s raised Venezuela’s long- and short-term foreign currency sovereign credit ratings from SD to B.

     The next scheduled payment date for the Oil Obligations is April 15, 2005. The calculation agent for the Oil Obligations is currently in the process of determining the amount, if any, that will be due in respect of the Oil Obligations on that date. Under the terms of the Oil Obligations, announcement of the payment amount is required to be made on April 4, 2005. The Republic currently expects that the calculation of the amounts due, if any, will be completed in time for the publication of the required information on April 4, 2005 and payment, if any, on April 15, 2005, but there can be no assurance that the calculation agent will complete its calculation within that time frame. A failure of timely completion of the calculation or of timely payment could result in a similar downgrade of the Republic’s foreign currency ratings and could have other adverse effects on the Republic’s debt securities.

Oil Dependency

     Any sustained decline in international petroleum prices could have a material adverse effect on the Venezuelan economy and its fiscal accounts.

     The Republic, a member of OPEC, is the world’s eighth-largest oil producer and fifth-largest oil exporter. The structure of the Venezuelan fiscal system has been highly dependent on petroleum revenues. From 1999 through 2003, petroleum exports accounted for an average of approximately 76.7% of the Republic’s total exports. During the same period, petroleum revenues accounted for an average of approximately 34.0% of the Republic’s total Central Government revenues and the petroleum sector accounted for an average of approximately 26.0% of GDP.

     The average petroleum export price for the Venezuelan basket in 2004 was U.S.$33.2 per barrel, compared to U.S.$25.8 per barrel for 2003. There can be no assurance that Government revenues from petroleum activities will not experience wide fluctuations as a result of changes in the international petroleum market. Any sustained decline in international petroleum prices could adversely affect the Government’s fiscal accounts and international reserves. Additionally, Venezuelan petroleum production capacity may decrease if the necessary capital expenditures are not allocated to this sector.

Legal Status and Enforcement

     Venezuela is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

     Venezuela is a foreign state. As a result, it may not be possible for investors to effect service of process within their own jurisdiction upon the Republic or to enforce against the Republic judgments obtained in their own jurisdictions. Any such restriction might have a negative impact both on the liquidity of an investment in the global bonds and the performance of an investment in the global bonds.

Interest Rate Risks

     Fluctuations in interest rates of the currency in which the global bonds are denominated may affect the market value of the global bonds.

     Investors in the global bonds should be aware that an investment in the global bonds may involve an interest rate risk insofar as there may be fluctuations in the interest rates of the currency of denomination of the global bonds. Fluctuations in interest rates of the currency in which the global bonds are denominated may affect the market value of the global bonds. Such fluctuations might have a materially adverse impact both on the liquidity of an investment in the global bonds and on the performance of an investment in the global bonds.

Emerging Markets

     Venezuela’s economy remains vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Venezuela’s economic growth and its ability to service its public debt.

     Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

     A significant decline in the economic growth of any of Venezuela’s major trading partners, such as the United States, could have a material adverse impact on Venezuela’s balance of trade and adversely affect Venezuela’s economic growth. The United States is Venezuela’s largest export market. A decline in United States demand for imports could have a material adverse effect on Venezuelan exports and Venezuela’s economic growth. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Venezuela could be adversely affected by negative economic or financial developments in other emerging market countries. In the past, Venezuela has been adversely affected by such contagion effects on a number of occasions, including following the 1997 Asian financial crisis, the 1998 Russian financial crisis, and the 1999 devaluation of the Brazilian real. Similar developments can be expected to affect the Venezuelan economy in the future.

     There can be no assurance that a continuation or acceleration of these crises or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including the Republic. In addition, there can be no assurance that these events will not adversely affect the Republic’s economy and its ability to raise capital in the external debt markets in the future.

Limited Trading Market for the Global Bonds

     There is no established trading market for the global bonds, and the price at which the global bonds will trade in the secondary market is uncertain.

     Application has been made to list the global bonds on the Luxembourg Stock Exchange. The Republic has been advised by the underwriters that they intend to make a market in the global bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the global bonds. If an active market for the global bonds fails to develop or continue, this failure could harm the trading price of the global bonds. Under the provisions of the global bonds, the Republic is permitted to, and may in its discretion, acquire the global bonds through open-market purchase, tender or exchange. If the aggregate principal amount of the global bonds outstanding is reduced, the liquidity of any trading market for the global bonds could be adversely affected.

RECENT DEVELOPMENTS

     This section provides information that supplements the information about Venezuela contained in Venezuela’s annual report for 2003 on Form 18-K filed with the SEC on September 21, 2004, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in that annual report.

Recent Economic Results

     The national work stoppage that began in December 2002 had a severe adverse effect on the Venezuelan economy during 2003, causing lost revenues of approximately Bs.900 billion to the National Treasury as compared to projections, disrupting national cash flow levels and causing serious arrears of public sector payments to suppliers, fund transfers to the states and municipalities and infrastructure-bound investment. GDP for 2003 totaled approximately Bs.35.7 trillion in 1997 Constant Bolívares, representing a contraction of 7.7% in real terms compared to 2002. For the year ended December 31, 2003, the rate of inflation, as measured by the CPI, was 27.1%, and unemployment was 16.8%.

     Economic activity recovered in 2004, as real GDP totaled approximately Bs.41.8 trillion in 1997 Constant Bolívares, registering a 17.3% rate of growth for the year compared to 2003. The petroleum sector expanded at a rate of 8.7% and the non-petroleum sector expanded at a rate of 17.8% in 2004, in each case as compared to 2003. The growth in the non-petroleum sector in 2004 resulted primarily from growth of 32.1% in the construction sector, 26.6% in the financial institutions sector and 26.4% in the transportation sector. At December 31, 2004, inflation, as measured by the CPI, stood at 19.2% and averaged 21.7% for the whole of 2004. The unemployment rate was at 10.9% at December 31, 2004.

     The following table sets forth Venezuela’s real GDP growth, rates of inflation as measured by the Consumer Price Index and Wholesale Price Index and rate of unemployment for the periods indicated.

	For the Year Ended December 31,
	2003(1)	2004(1)
	(percentage change from prior year,
	except where noted)
Economic Activity
Real GDP Growth (Decline)(2)	(7.7)	17.3
Petroleum Sector	(1.9)	8.7
Nonpetroleum Sector	(7.5)	17.8
Consumer Prices
End of Year	27.1	19.2
Average	31.1	21.7
Wholesale Prices
End of Year	48.9	22.4
Average	53.1	30.0
Unemployment (in % at year-end)	16.8	10.9

(1)	Preliminary figures.

(2)	Based on constant Bolívares of 1997 purchasing power, referred to as 1997 Constant Bolívares. Calculation of Real GDP Growth figures includes certain import rights which are not itemized as components of petroleum or nonpetroleum Real GDP Growth.

     Source: Ministry of Finance.

     The following table sets forth Venezuela’s Central Government revenues, expenditures and overall balance for the periods indicated.

	For the Year Ended December 31,
	2003(1)	2004(1)
	(in trillions of 1997 Constant Bolívares)
Central Government
Total Revenues	Bs. 8.7	Bs. 11.6
Total Expenditures	11.0	12.5
Overall Surplus (Deficit)	(2.3)	(0.9)
(as percentage of GDP)	(5.6)%	(1.8)%

(1)	Preliminary figures.

     Source: Ministry of Finance.

Budget

     On December 13, 2004, the National Assembly approved the Central Government budget for 2005. The 2005 budget, as approved, contemplates total revenues of approximately Bs. 54.6 trillion, or U.S.$25.4 billion, and total expenditures of Bs.69.3 trillion, or U.S.$32.2 billion. The 2005 budget also contemplates a legal limit on borrowing by the Republic of approximately Bs.14.6 trillion, or U.S.$6.8 billion. Total borrowings represent 21.3% of the national budget.

     The budget for 2005 was based on certain assumptions, including real GDP growth of 5.0%, an average price for the Venezuelan oil basket of U.S.$23.00 per barrel, an average exchange rate of Bs.2,150 = U.S.$1.00 and inflation at an average rate of 18%.

Foreign Exchange Control Regime

     The Republic suspended foreign exchange trading on January 23, 2003 in response to a significant decrease in the amount of foreign currency generated from the sale of oil and an extraordinary increase in the demand for foreign currency coupled with a decline in the level of the Republic’s international reserves. On February 5, 2003, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime. Under the new system, the Foreign Currency Administration Commission, or CADIVI, administers, manages and controls the new exchange control regime. Purchases and sales of foreign currencies are centralized in Banco Central. The Ministry of Finance, together with Banco Central, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies.

     On February 5, 2003, the Ministry of Finance and Banco Central fixed the U.S. dollar exchange rate at Bs.1,596 = U.S.$1.00 for purchase operations and Bs.1,600 = U.S.$1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 = U.S.$1.00 on February 7, 2003.

     On February 9, 2004, the Ministry of Finance and Banco Central changed the U.S. dollar exchange rate to Bs.1,915.20 = U.S.$1.00 for purchase operations and Bs.1,920.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was set at Bs.1,920.00 = U.S.$1.00.

     On March 2, 2005, the Ministry of Finance and Banco Central further modified the U.S. dollar exchange rate to Bs.2,144.60 = U.S.$1.00 for purchase operations and Bs.2,150.00 = U.S.$1.00 for sale operations. The exchange rate for the payment of external public debt was also set at Bs.2,150.00 = U.S.$1.00.

Foreign Trade and Balance of Payments

Balance of Payments

     According to preliminary figures, Venezuela’s current account surplus in 2004 was approximately U.S.$14.6 billion, as compared to a surplus of U.S.$11.5 billion in 2003. The trade balance was approximately U.S.$22.1 billion in 2004, as compared to U.S.$16.5 billion in 2003.

     Exports in 2004 totaled U.S.$39.4 billion, an increase of 45.0% over 2003. Petroleum exports grew by 47.7% in 2004 from the prior year, while non-petroleum exports grew by 32.9% compared to 2003. Imports in 2004 totaled U.S.$17.3 billion, an increase of 62.0% from total imports of U.S.$10.7 billion recorded in 2003. The balance of payments surplus was approximately U.S.$1.9 billion in 2004, compared to a surplus of U.S.$5.4 billion in 2003. The decrease in the balance of payments was primarily due to an 110.0% increase in the capital account deficit, offset by an increase in the trade surplus referred to above. The capital account deficit was approximately U.S.$10.4 billion in 2004, compared to U.S.$5 billion in 2003.

International Reserves

     Gross international reserves stood at approximately U.S.$23.5 billion at December 31, 2004 (excluding amounts deposited in the Stabilization Fund), representing an increase of approximately U.S.$2.8 billion since December 31, 2003. The 13.7% increase in gross international reserves was primarily attributable to an increase in the current account resulting from higher oil export prices during 2004. At December 31, 2004, the balance in the Stabilization Fund was approximately U.S.$710 million, an increase of approximately U.S.$10 million from year-end 2003.

     The following table sets forth the average petroleum export price, Venezuela’s balance of payments, international reserves, imports coverage and monetary aggregates for the periods indicated.

	For the Year Ended December 31,
	2003(1)	2004(1)
	(in millions of U.S. dollars, except where noted)
Balance of Payments
Exports (f.o.b.)	$27,170	$39,371
Imports (f.o.b.)	(10,678)	(17,318)
Trade Balance	16,483	22,053
Current Account Surplus	11,448	14,575
(Deficit) Overall Balance	5,443	1,898
International Reserves
Gross Banco Central Reserves	20,666	23,498
Liquid Banco Central Operating Reserves	14,909	17,194
Net Banco Central Reserves	20,626	23,203
Stabilization Fund	700	710
Average Petroleum Export Price (US$/barrel)	25.8	33.2
Imports Coverage(2)	23.2	16.3
	(percentage change in real terms)
Monetary Aggregates(3)
Monetary Supply	24.0	24.7
Monetary Base	15.2	23.0

(1)	Preliminary figures.

(2)	Number of months of import covered by Gross Banco Central Reserves.

(3)	Calculated by dividing Money Supply (M2) and Monetary Base nominal levels by Consumer Price Index in 1997 Constant Bolívares.

     Source: Ministry of Finance.

Public Debt

     At December 31, 2004, Venezuela’s total external public debt was approximately U.S.$27.4 billion and its total internal public debt was approximately U.S.$15.2 billion. Of Venezuela’s total external public debt, approximately 5.6% is due in 2005, while 14.1%, 14.6% and 55.0% is due in years 2009-2011, 2012-2014 and 2015-2034, respectively. With respect to Venezuela’s total internal public debt, approximately 19.5% is due in 2005, while 22.4%, 29.3% and 14.8% is due in 2006, 2007 and 2008, respectively.

     The following table sets out the composition of Venezuela’s external public debt outstanding at the dates indicated.

	December 31,
	2003	2004(1)
	(in millions of U.S. dollars)
Commercial Bank External Public Sector Debt	$232.0	$223.5
Other External Public Sector Debt	24,614.0	27,207.7
Bonds	17,859.0	21,026.3
Non-restructured	12,044.0	16,246.0
1990 Financing Plan Bonds	5,815.0	4,780.3
Suppliers & Contractors	116.0	77.2
Multilateral Agencies	3,787.0	3,459.0
Bilateral Agencies	2,852.0	2,644.6

Total External Public Sector Debt	$24,846.0	$27,431.2

(1)	Preliminary figures. At the Bs./U.S. dollar exchange rate as of December 31, 2004, as provided by Banco Central.

Source: Ministry of Finance.

     The table below sets forth a summary of Venezuela’s internal public debt at the dates indicated.

	Outstanding as of	Outstanding as of
Type of Debt	December 31, 2003(1)	December 31, 2004(1)
	(in millions of U.S. dollars)
Treasury Bonds (Bonos del Tesoro)	$1,479.21	$1,308.17
Commercial Bank Bonds	13.17	4.65
Debt with Banco Central	732.97	625.25
National Public Debt Bonds	11,867.76	13,041.62
Promissory Notes(2)	379.67	131.09
Other	82.20	82.20
Total Internal Debt of the Republic of Venezuela	14,554.98	15,192.99

Internal Debt Issued by Public Entities and Guaranteed by the Republic	2.01	0.37
Total	$14,556.99	$15,193.35

(1)	At the Bs./U.S. dollar exchange rate as at year-end, as provided by Banco Central.

(2)	Issued in domestic market; denominated in foreign currency.

Source: Ministry of Finance.

Banco Central Transfers

     The Government and Banco Central have been in discussions regarding transfers of Banco Central’s earnings to the Government in accordance with the new Central Bank Law. A commission comprised of representatives from Banco Central and the Superintendency of Banks was created to discuss aspects related to the accounting and valuation of Banco Central’s assets and liabilities in foreign currency, its earnings and the amount required to be transferred to the Government in accordance with such law. As a result of the commission’s discussions, an agreement between the parties was reached. The Government and Banco Central continue to discuss and evaluate the optimal level of international reserves for the Venezuelan economy.

Legal Developments Affecting the Media

     In December 2004, the Government enacted a law setting forth broadcasting guidelines for television and radio stations in Venezuela and establishing social responsibilities among television and radio service providers, announcers, independent producers and users. Among other things, the law establishes a rating system based on the type of programming and the levels of violence, sex, profanity and certain socially unacceptable behavior it contains. Television and radio stations are required to broadcast certain types of programming during defined hours of the day, based on the ratings assigned to it.

     The law also required that television and radio stations allow the Government to broadcast messages through their facilities free of charge, subject to certain time limits and restrictions as to content and required television and radio stations to contribute a percentage of their gross revenues to a fund to be established for the financing of projects to develop national production and training of television producers, among other things. Television and radio stations that fail to comply with the provisions of the law may be sanctioned. These sanctions could include the imposition of fines, the suspension of operations and the revocation of operating concessions. The opposition to the Chávez administration has alleged that the legislation was a response to the media’s perceived partiality against the Chávez administration.

Lands and Agricultural Development Law-Decree

     In July 2002, President Chávez passed a law-decree that relates to land reform in Venezuela. The law aims to reallocate arable lands according to their most productive use. Under the law-decree, the Government may expropriate idle or uncultivated lands that do not comply with certain minimum requirements of productivity upon the payment of due compensation to owners. The Government has commenced a process of identifying surplus lands and has begun certain proceedings against some landowners with respect to the transfer of ownership.

Foreign Relations

     In December 2004, Colombia apprehended Rodrigo Granda, a prominent Colombian rebel, in Venezuela. In January 2005, Venezuelan President Hugo Chávez protested Mr. Granda’s apprehension in Venezuela, charging that Colombia had violated Venezuela’s sovereignty. President Chávez recalled Venezuela’s ambassador from Bogotá (who has since returned) and announced the suspension of bilateral trade and business accords between the countries. Venezuela’s resulting decisions regarding customs controls have affected commerce between the two countries, particularly in cities and towns close to the border. A meeting between President Uribe and President Chávez took place in Caracas on February 15, 2005. After this meeting, President Uribe and President Chávez announced the official end to the dispute and the restoration of diplomatic and commercial relations.

Social Fund

     The Government has announced that it intends to propose reforms to the Stabilization Fund, which could include the merger of the Stabilization Fund with the social fund currently being funded by PDVSA. Under the Government’s proposal, the new fund would receive a portion of the proceeds derived from petroleum activities in excess of the oil price assumption set forth in the 2005 budget.

DESCRIPTION OF THE GLOBAL BONDS

     The following description of the particular terms of the global bonds offered hereby supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities (as such term is used in the prospectus) set forth in the prospectus, to which description reference is hereby made.

     The global bonds are to be issued under a fiscal agency agreement between the Republic and JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank), as fiscal agent, dated as of August 6, 1998, as amended. Copies of the fiscal agency agreement and the form of global bond have been filed as exhibits to the registration statement relating to the global bonds of which this prospectus supplement is a part. The following description and the description under “Description of the Debt Securities” in the prospectus summarize certain terms of the global bonds and the fiscal agency agreement. Such summaries do not purport to be complete and are qualified in their entirety by reference to such exhibits. Wherever particular defined terms of the fiscal agency agreement are used and not otherwise defined herein, such defined terms are incorporated herein by reference.

     The Republic may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is not a trustee for the holders of the global bonds and does not have the same responsibilities or duties to act for such holder as would a trustee. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

General Terms of the Global Bonds

     The global bonds will:

•	be issued in an aggregate principal amount of €1,000,000,000;

•	have an issue price of 99.301% of the principal amount plus accrued interest, from March 16, 2005, if any;

•	mature at par, including any accrued and unpaid interest, on March 16, 2015;

•	bear interest at 7.00% per annum from March 16, 2005, calculated on the basis of the actual number of days in respect of which payment is being made divided by the number of days from, and including, the preceding interest payment date (or the issue date, in the case of the first interest payment date) to, but excluding, the relevant interest payment date;

•	pay interest annually in arrears in equal installments on March 16 of each year, commencing on March 16, 2006 and ending on March 16, 2015, to be paid to the person in whose name the global bond is registered at the close of business on the preceding March 1;

•	be issued in denominations of €1,000 and integral multiples of €1,000 in excess thereof;

•	be designated Type B “Collective Action Securities” under the fiscal agency agreement, and as such, will contain provisions which are described in the sections entitled “—Meetings and Amendments” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus. Under these provisions, the Republic may, among other things, amend the payment provisions of the global bonds and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding global bonds;

•	not be redeemable before maturity and not be entitled to the benefit of any sinking fund;

•	upon issuance, be direct, unconditional and general obligations of the Republic and rank equally, without any preference among themselves, with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Venezuela;

•	be represented by two global notes in fully registered form only, without coupons. One global note will be deposited with JPMorgan Chase Bank, N.A., which will serve as custodian for Cede & Co., as nominee of DTC. The other global note will be registered in the name of Chase Nominees Limited, as nominee of JPMorgan Chase Bank, N.A., London Branch, which will serve as common depositary for Euroclear and Clearstream, Luxembourg. Beneficial ownership interests will be recorded only on, and transferred only through, the records maintained by DTC, Euroclear and Clearstream, Luxembourg and their respective participants; and

•	be available in definitive form only under certain limited circumstances.

Further Issues

     The Republic may from time to time without the consent of holders of the global bonds create and issue additional debt securities, having terms and conditions the same as those of the global bonds, or the same except for the amount of the first payment of interest and the issue price, which may be consolidated and form a single series with the global bonds; provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such additional debt securities are subject to U.S. federal tax law), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities.

Payments of Principal and Interest

     The Republic will pay on each global bond:

•	principal and interest payable on the maturity date, except as specified below, in euro in immediately available funds to the person in whose name each global bond is registered on its maturity date, upon presentation and surrender of the global bond at the corporate trust office of the fiscal agent or, subject to applicable laws and regulations, at the office of any paying agent; and

•	interest other than interest payable on the maturity date, to the person in whose name the global bond is registered at the close of business on the record date for the relevant interest payment date.

     Because each global bond will be represented by one or more global notes and beneficial interests in the global bonds may not be exchanged for bonds in physically-certificated form except in limited circumstances, the Republic will make payments of principal and interest on each global bond by directing the fiscal agent to make a wire transfer of euro to the appropriate clearing system or the clearing system’s nominee or common depositary, as the registered owner of the global bonds, which will receive the funds for distribution to the beneficial owners. Upon receipt of any payment of principal of or interest on the global bonds, the respective clearing systems will credit the appropriate participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global bonds as shown on the records of DTC, Euroclear or Clearstream, Luxembourg, as the case may be. Payments by participants in DTC, Euroclear and Clearstream, Luxembourg to owners of beneficial interests in global bonds held through such participants will be the responsibility of such participants. Each beneficial owner should contact the institution through which it intends to hold its beneficial interest in the global bonds to determine how payments of principal or interest on those global bonds will be credited to its account.

     Beneficial owners of global bonds who hold their beneficial interest through DTC will receive all payments in U.S. dollars. However, as a beneficial owner of global bonds denominated in a currency other than U.S. dollars and registered in the name of a nominee of DTC, you may elect to receive all payments in euro by delivering a written notice to the DTC direct participant through which you hold your interest not later than the record date, in the case of an interest payment date, or at least 15 calendar days before the maturity date, in the case of a principal payment. Euroclear and Clearstream, Luxembourg will automatically make this election for their participants. You must provide wire transfer instructions to an account denominated in euro. The direct participant must then notify DTC of this election and DTC will notify the paying agent. In order for your election to take effect, the paying agent must receive this notice from DTC not later than five New York business days after the record date, in the case of an interest payment date, or at least 10 business days before the maturity date, in the case of a principal payment. This election will remain in effect until you revoke it by delivering a written notice to the DTC direct participant through which you hold your interest not later than 15 calendar days before the applicable payment date. If Venezuela determines that euro are not available for making payments on the global bonds due to the imposition of exchange controls or other circumstances beyond Venezuela’s control, then payments on the global bonds shall be made in U.S. dollars until Venezuela determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the global bonds will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agent Agreement, dated as of March 16, 2005, between Venezuela and the exchange rate agent. Payments made under these circumstances will not be an event of default under the global bonds and you will be responsible for all currency exchange costs. If the global bonds are redenominated, then Venezuela will be obligated to pay you the equivalent amounts in the new currency.

     The exchange rate agent will exchange an applicable euro payment, other than amounts that beneficial owners have elected to receive in euro, for U.S. dollars using the following exchange rate: the bid quotation of one of at least three foreign exchange dealers selected by the exchange rate agent and agreed to by the Republic, which will yield the greatest number of U.S. dollars upon conversion from euro, at approximately 11:00 A.M., Central European (Frankfurt) time, on the business day preceding the applicable payment date for the purchase of U.S. dollars with euro for settlement on the payment date in an amount equal to the aggregate amount of euro payable to all holders receiving U.S. dollar payments on the payment date. The exchange rate agent will then pay this U.S. dollar amount to DTC or its nominee, as the registered holder of such global bonds. If fewer than three bid quotations are available at the time a determination is to be made by the exchange rate agent, the exchange rate agent shall, on the business day preceding the applicable payment date, notify the Republic and the fiscal agent of the noon buying rate in The City of New York for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York. If this bid quotation is not available, payment of the aggregate amount due to all DTC Holders on the payment date will be made in euro.

     If you hold a beneficial interest in the global bonds through DTC and you do not elect to receive euro, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by the Republic, will be binding unless they are clearly wrong.

     Beneficial owners of global bonds, who hold their beneficial interests through Euroclear and Clearstream, Luxembourg, will not have the option to elect payment in U.S. dollars.

     None of the Republic, the fiscal agent or any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If any date for payment in respect of any global bond is not a business day, the holder thereof shall not be entitled to payment until the next following business day. In this paragraph “business day” means a day on which banking institutions in The City of New York and at the applicable place of payment are not authorized or obligated by law or executive order to be closed. No further interest shall be paid in respect of any such delay in payment.

     Any moneys held by the fiscal agent in respect of the global bonds and remaining unclaimed for two years after such amount shall have become due and payable shall be returned to the Republic, and the holder of such global bond shall thereafter look only to the Republic for any payment to which such holder may be entitled.

     The fiscal agent will not impose any fees in respect of the global bonds, other than fees for the replacement of lost, stolen, mutilated or destroyed global bonds and for currency exchange costs. However, owners of beneficial interests in the global bonds may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such interests are held with the clearing systems.

Paying Agents, Transfer Agent, Exchange Rate Agent and Registrar

     Until the global bonds are paid or payment thereof is duly provided for, the Republic will, at all times, maintain a paying agent in The City of New York. The Republic has appointed JPMorgan Chase Bank, N.A. to serve as paying agent. An office of the paying agent in The City of New York for all purposes relating to the global bonds is located at the date hereof at 4 New York Plaza, 15th Floor, New York, New York 10004. In addition, if and for so long as any global bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange shall so require, the Republic shall maintain a paying agent and a transfer agent in Luxembourg. The Republic has appointed J.P. Morgan Bank Luxembourg S.A., having offices located at 6 route de Trèves, L-2633 Senningberg (Municipality of Niederanven), Luxembourg, to serve as Luxembourg paying agent and transfer agent. The Republic has initially appointed JPMorgan Chase Bank, N.A. as exchange rate agent. The Republic will promptly provide notice, as described under “—Notices” below, of the termination or appointment of, or of any change in the office of, any paying agent or transfer agent or the fiscal agent.

Foreign Currency Risks

     An investment in a security denominated in a currency other than the currency of the country in which a holder of global bonds is resident or the currency in which the holder conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the euro and the possibility of the imposition or modification of foreign exchange controls with respect to the euro and the home currency. Such risks generally depend on events over which Venezuela has no control, such as economic and political events and the supply and demand for the euro and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the global bonds. Depreciation of the euro against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

     This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisors as to the risks involved in an investment in the global bonds.

Book-Entry, Delivery and Form

     The certificates representing the bonds will be issued in the form of two global notes, which are referred to in this prospectus supplement as the “global notes.” One global note will be deposited with JPMorgan Chase Bank, N.A., which will serve as custodian of Cede & Co., as nominee of DTC. The other global note will be registered in the name of Chase Nominees Limited, as nominee of JPMorgan Chase Bank, N.A., London Branch, which will serve as common depositary for Euroclear and Clearstream, Luxembourg. Except as described below, a global note may be transferred in whole and not in part and only to the appropriate clearing system or the clearing system’s nominee or common depositary.

     Ownership of beneficial interests in the global notes will be limited to participants who have accounts with DTC, Euroclear or Clearstream, Luxembourg, as the case may be, or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, Euroclear and Clearstream, Luxembourg or the appropriate clearing system’s nominee or common depositary with respect to interests of participants and the records of participants with respect to interests of persons other than participants.

     So long as DTC, Euroclear or Clearstream, Luxembourg or the appropriate clearing system’s nominee or common depositary, is the registered owner or holder of the global notes, such registered owner or holder of the global notes will be considered the sole owner or holder of the global bonds represented by the global notes for all purposes under the fiscal agency agreement and the bonds. No beneficial owner of an interest in any global note may transfer that interest except in accordance with the relevant clearing system’s applicable procedures, in addition to those provided for under the fiscal agency agreement. Payments of the principal of, and interest on, the global notes will be made to DTC, Euroclear or Clearstream, Luxembourg or the appropriate clearing system’s nominee or common depositary, as the registered owner of the global notes.

Definitive Global Bonds

     If (i) the depositary for the global bonds notifies the Republic that it is unwilling or unable to continue as depositary for the global bonds or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) at a time when it is required to be and, if the depositary is located in the United States, a successor depositary is not appointed by the Republic within 90 days after receiving such notice or becoming aware that the United States depositary is no longer so registered (ii) the depositary is located outside the United States and such depositary closes for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, or (iii) an event of default with respect to the global bonds shall have occurred and be continuing as described under “Description of the Debt Securities—Default and Acceleration of Maturity” in the prospectus, the Republic will issue or cause to be issued global bonds in definitive form in exchange for the book-entry security. The Republic may also at any time and in its sole discretion determine not to have any of the global bonds represented by a book-entry security, and, in such event, will issue or cause to be issued global bonds in definitive form in exchange for the book-entry security. Global bonds issued in definitive form will be issued only in fully registered form, without coupons, in minimum denominations of €1,000 and integral multiples of €1,000 in excess thereof. Any global bonds so issued will be registered is such names, and in such denominations, as the depositary shall request. Such global bonds may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York, and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the definitive global bonds. Such global bonds may also be presented for payment or registration of transfer or exchange at the office of the paying agent and transfer agent in Luxembourg set forth on the back cover of this prospectus supplement. With respect to any transfer or exchange of all or a portion of a global bond issued in definitive form, the transferor and the transferee will be entitled to receive, at the office of the fiscal agent, the paying agent and the transfer agent in Luxembourg, a new global bond in definitive form representing the principal amount retained by the transferor or the principal amount received by the transferee, as the case may be, after giving effect to such transfer.

Meetings and Amendments

     A meeting of holders of global bonds may be called, as set forth below, at any time and from time to time to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement, the Banco Central Undertaking relating to the global bonds or the global bonds to be made, given or taken by holders of global bonds or to modify, amend or supplement the terms of the global bonds, the Banco Central Undertaking relating to the global bonds or the fiscal agency agreement as hereinafter provided. The Republic may at any time call a meeting of holders of global bonds for any such purpose to be held at such time and at such place as the Republic shall determine. Notice of every such meeting, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given as provided in the terms of the global bonds, not less than 30 nor more than 60 days prior to the date fixed for the meeting (provided that, in the case of any meeting to be reconvened after adjournment for lack of a quorum, such notice shall be given not less than 10 days nor more than 60 days prior to the date fixed for such meeting). In case at any time the Republic or the holders of at least 10% in aggregate principal amount of the Outstanding (as defined in the fiscal agency agreement) global bonds shall, after the occurrence and during the continuance of any Event of Default under the global bonds, have requested the fiscal agent to call a meeting of the holders of the global bonds for any such purpose, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, the fiscal agent shall call such meeting for such purposes by giving notice thereof.

     To be entitled to vote at any meeting, a person must be a holder of outstanding global bonds or a person duly appointed in writing as a proxy for a holder. The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding global bonds will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

     Venezuela and the fiscal agent may modify, amend or supplement the terms of the global bonds, the Banco Central Undertaking relating to the global bonds or the fiscal agency agreement as it relates to the global bonds, or the holders may take any action provided by the fiscal agency agreement, the Banco Central Undertaking relating to their global bonds or the terms of their global bonds with:

•	the affirmative vote, in person or by proxy, of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the global bonds that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the global bonds.

     However, without the consent or affirmative vote, in person or by proxy, of holders of at least 75% in aggregate principal amount Outstanding of the global bonds, no amendment, modification or change may be made that would:

•	change the due date for the payment of principal or any interest on the global bonds;

•	reduce the principal amount of the global bonds;

•	reduce the portion of the principal amount of the global bonds that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the global bonds;

•	change the currency or place of payment of principal of or interest on the global bonds;

•	permit early redemption of the global bonds;

•	reduce the proportion of principal amount of the holders of the global bonds whose vote or consent is needed to modify, amend or supplement the fiscal agency agreement, the Banco Central Undertaking relating to the global bonds or the terms and conditions of the global bonds or to take any other action;

•	change Venezuela’s obligation to pay additional amounts;

•	change the definition of “Outstanding” with respect to the global bonds;

•	change the governing law provision of the global bonds;

•	change the Republic’s appointment of an agent for service of process or its agreement not to claim and to waive irrevocably any immunity in respect of any actions or proceedings based on the global bonds;

•	change the ranking of the global bonds as described under the heading “Description of the Debt Securities—Nature of Obligation” in the prospectus; or

•	in connection with any offer to acquire global bonds in exchange for cash or new securities of the Republic or any of its political subdivisions or instrumentalities, change any event of default under the global bonds.

     We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the global bonds, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding global bonds) agree to the change.

     For purposes of determining whether the required percentage of holders of the global bonds has approved any amendment, modification or change to, or waiver of, the global bonds, the Banco Central Undertaking relating to the global bonds or the fiscal agency agreement, global bonds owned, directly or indirectly, by Venezuela or any public sector instrumentality of Venezuela will be disregarded and deemed not to be “outstanding,” except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only global bonds that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the federal government of Venezuela or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Venezuela or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Notices

     Notices to the holders of the global bonds will be deemed to be validly given upon publication at least once in a leading daily newspaper in the English language of general circulation in London and New York and, if and for so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, in a daily newspaper of general circulation in Luxembourg or, if publication in either London or Luxembourg is not practicable, in Europe. It is expected that notices in London, New York and Luxembourg will be published in the Financial Times, the Wall Street Journal and the Luxemburger Wort, respectively. In the case of a book-entry security, notices also will be sent to the depositary or its nominee, as the holder thereof, and the depositary will communicate such notices to its participants in accordance with its standard procedures.

     Such notices will be deemed to have been given on the date of such publication or, if published in such newspapers on different dates, on the date of the first such publication. Neither the failure to give notice nor any defect in any notice given to any particular holder of a global bond shall affect the sufficiency of any notice with respect to any other global bonds.

Purchase of Global Bonds by the Republic

     The Republic may at any time purchase any of the global bonds in any manner and at any price. All global bonds which are purchased by or on behalf of the Republic may be held, resold or surrendered for cancellation.

Listing

     The Republic has applied to list the global bonds on the Luxembourg Stock Exchange.

GLOBAL CLEARANCE AND SETTLEMENT

     The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and the Republic takes responsibility for the accurate reproduction of this information. The Republic takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

  The Depository Trust Company

     DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants. It does this through electronic book-entry changes in accounts of its participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, American Stock Exchange and the National Association of Securities Dealers, Inc.

  Euroclear and Clearstream, Luxembourg

     Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

Initial Settlement

     If you plan to hold your interests in the bonds through DTC, you will follow the settlement practices applicable to global security issues. If you are an investor on the settlement date, you will pay for the global bonds by wire transfer and the entity through which you hold your interests in the global bonds will credit your securities custody account.

     If you plan to hold your interests in the global bonds through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. Interests in those global bonds will be credited to the securities custody accounts of Euroclear holders on the business day following the issue date against payment for value on the issue date and of Clearstream, Luxembourg holders on the issue date against payment in same-day funds.

Secondary Market Trading

     The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, that is, the date specified by the purchaser and seller on which the price of the securities is fixed.

Trading Between DTC Purchasers and Sellers

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the global bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.

Cross-market Transfers

Trading between a DTC Seller and a Euroclear/Clearstream, Luxembourg Purchaser.

     When book-entry interests in global bonds are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg accountholder, the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream, Luxembourg accountholder to DTC by 12 p.m., New York City time, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder. On the settlement date, the custodian will instruct the registrar to (i) decrease the amount of global bonds registered in the name of Cede & Co. as nominee of DTC and (ii) increase the amount of global bonds registered in the name of Chase Nominees Limited as nominee of the common depositary for Euroclear and Clearstream, Luxembourg. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, Luxembourg, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date.

Trading between a Euroclear/Clearstream, Luxembourg Seller and a DTC Purchaser.

     When book-entry interests in the global bonds are to be transferred from the account of a Euroclear or Clearstream, Luxembourg accountholder to the account of a DTC participant, the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg delivery free of payment instructions by 5 p.m. Brussels or Luxembourg time, one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Clearstream, Luxembourg and the registrar to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder, as the case may be. On the settlement date, the common depositary for Euroclear and Clearstream, Luxembourg will (i) transmit appropriate instructions to the custodian who will in turn deliver such book-entry interest in the global bonds free of payment to the relevant account of the DTC participant and (ii) instruct the registrar to (a) decrease the amount of global bonds registered in the name of Chase Nominees Limited, as common depositary for Euroclear and Clearstream, Luxembourg and (b) increase the amount of global bonds registered in the name of Cede & Co.

     Although DTC, Euroclear and Clearstream, Luxembourg are expected to follow the foregoing procedures in order to facilitate transfers of interests in the securities among the participants of DTC, Euroclear and

Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither the Republic nor the fiscal agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg, or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

TAXATION

Venezuelan Taxation

     The following is a general description of certain Venezuelan tax aspects of the global bonds and does not purport to be a comprehensive description of the tax aspects of the global bonds. Prospective purchasers should consult their tax advisors as to the tax laws and the specific tax consequences of acquiring, holding and disposing of the global bonds.

     Purchasers of global bonds may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase other than Venezuela.

     Under existing laws and regulations in Venezuela, interest payments made in respect of the global bonds by the Republic will not be subject to Venezuelan income tax or other Venezuelan taxes.

     Capital gains resulting from the sale or other disposition of the global bonds will not be subject to Venezuelan income or other Venezuelan taxes.

United States Federal Income and Estate Taxation

     The following is a summary of certain U.S. federal income and estate tax considerations that may be relevant to the purchase, receipt, ownership or disposition of the global bonds. This summary is based on U.S. federal tax laws in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change, and any change could be effective retroactively. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth in this summary.

     This summary deals only with holders that hold the global bonds as capital assets for U.S. federal income tax purposes and that purchased the global bonds in the initial offering at the initial offering price. This summary does not address tax consequences applicable to:

•	special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark-to-market, banks, tax-exempt organizations, or life insurance companies,

•	persons that hold global bonds as a hedge against (or hedged against) interest rate risks or as part of a straddle or conversion transaction, and

•	persons whose functional currency is not the U.S. dollar.

     Prospective purchasers of global bonds should consult their own tax advisors in determining the tax treatment of the purchase, receipt, ownership and sale of global bonds, including the application to their particular circumstances of the tax considerations discussed below and of any relevant foreign, state, local or other tax laws.

     As used herein, the term “United States Holder” means a holder of global bonds who or that is:

•	a citizen or resident of the United States,

•	a domestic corporation or partnership,

•	an estate the income of which is subject to regular U.S. federal income taxation regardless of the source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of that trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

United States Holders

     The following discussion applies to you only if you are a United States Holder.

Payments of Interest

     Interest on a global bond will be taxable to you as ordinary income at the time it is received or accrued, depending on your method of accounting for tax purposes. If you use the cash method of tax accounting, the amount of interest income you will realize will be the U.S. dollar value of the euro payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you use the accrual method of tax accounting, the amount of interest income you realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the portion of the period within the taxable year). Alternatively, an accrual method United States Holder may elect to translate all interest income on foreign currency denominated bonds at the spot rate in effect on the last day of the accrual period in the taxable year or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of an interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on a global bond. Generally, any gain or loss realized by a United States Holder on a subsequent conversion or disposition of euros will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

     Interest paid by the Republic on the global bonds will constitute income from sources outside the United States and under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006, depending on your circumstances, will be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you under the United States federal income tax laws.

Purchase, Sale, and Retirement of the Global Bonds

     Your tax basis in a global bond will generally equal its cost to you. Subject to the discussion below of gain or loss resulting from conversion or disposition of euros, you will generally recognize capital gain or loss on the sale or retirement of a global bond equal to the difference between the amount realized on the sale or retirement (not including any amounts attributable to accrued but unpaid interest) and your adjusted tax basis in the global bond. Such capital gain or loss will be long-term capital gain or loss if the global bond was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Any gain or loss you recognize on the sale or retirement of a global bond generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States for United States federal income tax purposes. If you purchase a global bond with euros, your tax basis will be the U.S. dollar value of the euro purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the global bond is traded on an established securities market and you use the cash method of tax accounting, or you use the accrual method of tax accounting and you make a special election, you will determine the U.S. dollar value of the cost of the global bond by translating the amount of the euros that you paid for the global bond at the spot rate of exchange on the settlement date.

     A United States Holder that receives euros upon the sale or other disposition of a global bond will realize an amount equal to the U.S. dollar value of the euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A United States Holder will have a tax basis in the euros received equal to the U.S. dollar amount realized. Generally, any gain or loss realized by a United States

Holder on a subsequent conversion or disposition of euros will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

     If you use the accrual method of tax accounting and you make the election described above to determine the cost basis or amount realized in respect of a global bond traded on an established securities market, you must apply it consistently to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You cannot change the election without the consent of the Internal Revenue Service.

     Despite the foregoing, the gain or loss you recognize on the sale, exchange or retirement of a global bond generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the global bond. This foreign currency gain or loss will not be treated as an adjustment to interest income you recognize on the global bond.

Treasury Regulations Requiring Disclosure of Reportable Transactions

     Recently-promulgated Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, because the global bonds are denominated in a foreign currency, a United States holder (or a United States alien holder that holds the notes in connection with a U.S. trade or business) that recognizes a loss with respect to the global bonds that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) may be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of global bonds.

Non-United States Holders

     The following discussion applies to you if you are not a United States person for U.S. federal income tax purposes (“Non-United States Holder”). If you are a United States Holder, this discussion does not apply to you.

Interest on the Global Bonds

     Subject to the discussion of backup withholding below, you generally will not be subject to United States federal income tax, including withholding tax, on payments of interest on the global bonds.

     However, you may be subject to United States federal income tax on payments of interest on the global bonds if you:

•	are an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the United States federal tax laws; or

•	have an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Disposition of the Global Bonds

     Subject to the discussion of backup withholding below, you will not be subject to United States federal income tax on any capital gain realized on the sale, exchange or retirement of the global bonds unless:

•	that gain or income is effectively connected with your conduct of a trade or business within the United States; or

•	you are an individual who is present in the United States for a total of 183 days or more during the taxable year in which the gain or income is realized, and either:

•	the gain is attributable to an office or fixed place of business maintained in the United States by you; or

•	you have a tax home in the United States.

Estate Tax

     The global bonds will be treated as situated outside the United States for purposes of the U.S. federal estate tax. Thus, for purposes of that tax, the global bonds will not be included in the gross estate in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to payments of principal of and interest on the global bonds to non-corporate United States Holders if those payments are made within the United States or are made by or through a custodian or nominee that is a United States Controlled Person, as defined below. Backup withholding tax will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns. Payments of principal and interest to beneficial owners who are Non-United States Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on United States Internal Revenue Service Forms W-8BEN or otherwise establish an exemption.

     The payment of proceeds of a sale or redemption of global bonds effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a United States Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is a non-United States Holder (and, has no actual knowledge or reason to know the contrary) or the holder or beneficial owner otherwise establishes an exemption.

     A payment to a foreign partnership is treated, with some exceptions, for backup withholding purposes as a payment directly to the partners, so that the partners are required to provide any required certifications. If you hold a global bond through a partnership or other pass-through entity, you should consult your own tax advisors regarding the application of these regulations to your situation.

     A “United States Controlled Person” is:

•	a United States person (as defined in the United States Treasury regulations);

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a holder of a global bond generally will be allowed as a refund or a credit against the holder's United States federal income tax liability as long as the holder provides the required information to the Internal Revenue Service.

UNDERWRITING

     The Republic and the underwriters for the offering named below have entered into an underwriting agreement dated as of March 7, 2005 with respect to the global bonds. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of the global bonds indicated in the following table:

Underwriter	Principal Amount
Deutsche Bank AG London	€500,000,000

UBS Securities LLC	€500,000,000

Total	€1,000,000,000

     Global bonds sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement, plus accrued interest from March 16, 2005, if settlement occurs after that date. If all global bonds are not sold at such public offering price, the underwriters may change the offering price and the other selling terms.

     Venezuela expects that delivery of the global bonds will be made against payment for the global bonds on or about March 16, 2005, which is the 7th business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds on the date of this prospectus supplement or the next succeeding three business days will be required, by virtue of the fact that the global bonds initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

     The global bonds are a new issue of securities with no established trading market. The Republic has been advised by the underwriters that the underwriters intend to make a market in the global bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the global bonds.

     The global bonds are offered for sale in those jurisdictions where it is legal to make such offers. Only offers and sales of the global bonds in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the accompanying prospectus must be delivered, are made pursuant to the registration statement, of which the prospectus, as supplemented by this prospectus supplement, forms a part.

     Each of the underwriters represents and agrees that it has not offered, sold or delivered and will not offer, sell or deliver any of the global bonds, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other material relating to the global bonds, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and that will not impose any obligations on the Republic except as set forth in the underwriting agreement.

     Each underwriter represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the global bonds in, from or otherwise involving the United Kingdom.

     The offering of the global bonds has not been registered pursuant to Italian securities legislation and, accordingly, each of the underwriters represents and agrees that is has not offered or sold, and will not offer or sell, any global bonds in the Republic of Italy in a solicitation to the public, and that sales of the global bonds in the Republic of Italy shall be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations.

     The offer of the global bonds has not been submitted for clearance to the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa) (“CONSOB”). No global bonds will be offered, sold or delivered or copies of the prospectus, prospectus supplement or any other document relating to the global bonds or the offer will be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”), and in accordance with Italian securities, banking, tax, exchange control and all other applicable laws and regulations. Any such permitted offer, sale or delivery of the global bonds or distribution of copies of the prospectus, prospectus supplement or any other document relating to the global bonds or the offer in Italy will be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1,1993 (the “Italian Banking Law”), Decree No. 58 of February 24, 1998, Regulation No. 11522, as amended, and any other applicable laws and regulations;

•	in compliance with Article 129 of the Italian Banking Law and the implementing instructions of the Bank of Italy, pursuant to which the issue or placement of global bonds to investors in Italy is conditioned upon obtaining authorization from the Bank of Italy; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the global bonds in Italy by CONSOB or the Bank of Italy.

     In connection with the offering, the underwriters may purchase and sell global bonds in the open market. Such transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by an underwriter of a greater aggregate principal amount of global bonds than it holds or has the right to purchase. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the global bonds while the offering is in progress.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the global bonds. As a result, the price of the global bonds may be higher than the price that otherwise might exist in the open market. However, the underwriters do not make any representation or prediction as to the effect of such transactions on the price of the global bonds. Once these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

     The Republic estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately € 250,000.

     The underwriters and their respective affiliates may engage in transactions with and perform services for the Republic. These transactions and services are carried out in the ordinary course of business.

     The Republic has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE GLOBAL BONDS

     The validity of the global bonds will be passed upon for Venezuela by Ramos, Ferreira y Vera, S.C., Venezuelan counsel to the Republic, and by Arnold & Porter LLP, New York, New York, United States counsel to Venezuela, and for the underwriters by Sullivan & Cromwell LLP, New York, New York, United States counsel to the underwriters, and by d’Empaire, Reyna, Bermúdez Abogados, Venezuelan counsel to the underwriters. As to all matters of Venezuelan law, Arnold & Porter LLP may rely on the opinion of Ramos, Ferreira y Vera, S.C. and Sullivan & Cromwell LLP may rely on the opinion of d’Empaire, Reyna, Bermúdez Abogados. As to all matters of United States law, Ramos, Ferreira y Vera, S.C. may rely on the opinion of Arnold & Porter LLP and d’Empaire, Reyna, Bermúdez Abogados may rely on the opinion of Sullivan & Cromwell LLP.

AUTHORIZED REPRESENTATIVE

     The authorized representative of Venezuela in the United States of America is the Ambassador of the Bolivarian Republic of Venezuela to the United States of America, whose address is:

Embassy of the Bolivarian Republic of Venezuela
1099 30th Street, N.W.
Washington, D.C. 20007

GENERAL INFORMATION

Due Authorization

     The creation and issuance of the global bonds was authorized pursuant to the Organic Law of the Financial Administration of the Public Sector, the Special Annual Indebtedness Law for Fiscal Year 2005, the approval of the Permanent Finance Committee of Venezuelan National Assembly CPF EXT N° 38 dated January 13, 2005, and the approval of the Vice-President of the Republic in consultation with the Council of Ministers N° 409 dated January 11, 2005. The execution of the Banco Central Undertaking is expected to be authorized by the Board of Directors of Banco Central prior to the settlement date.

Listing and Listing Agent

     Application has been made to list the global bonds on the Luxembourg Stock Exchange. The legal notice relating to the issue of the global bonds will be lodged with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés à Luxembourg). For so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

     The Luxembourg listing agent, from whom copies of the global bond offering materials may be obtained in Luxembourg, is Dexia Banque Internationale Luxembourg S.A., 69, route d’Esch, L-2953 Luxembourg.

Litigation

     Except as described herein or in documents incorporated by reference herein, neither the Republic nor any governmental agency of the Republic is involved in any litigation or arbitration or administrative proceedings relative to claims or amounts that are material in the context of the issuance of the global bonds and that would materially and adversely affect the Republic’s ability to meet its obligations under the global bonds and the fiscal agency agreement with respect to the global bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as the Republic is aware, threatened.

Documents Relating to the Global Bonds

     Copies of the fiscal agency agreement and the form of global bond may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the offices of the fiscal agent and the Luxembourg paying agent and transfer agent specified on the inside back cover of this prospectus supplement.

Where You Can Find Additional Information

     The SEC maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC. Copies of reports and information filed with the SEC by the Republic, including its annual report on Form 18-K, will be available free of charge at the office of the Luxembourg listing agent.

     The annual report for 2003 on Form 18-K, each additional amendment to that annual report and each subsequent annual report on Form 18-K that Venezuela files with the SEC after the date of this prospectus supplement but before the end of the offering of the global bonds are considered part of and incorporated by reference in this prospectus supplement.

Clearing

     The global bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (CUSIP: 922646 BN 3, U.S. ISIN: US922646BN31, XS ISIN: XS0214851874, Common Code: 021485187).

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BOLIVARIAN REPUBLIC OF VENEZUELA

U.S.$4,800,000,000

Debt Securities

The Bolivarian Republic of Venezuela, referred to in this document as Venezuela or the Republic, may offer up to U.S.$4,800,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities consisting of bonds, debentures and notes, referred to in this document as Debt Securities. Venezuela may, however, increase that aggregate principal amount if, in the future, Venezuela determines that it wishes to sell additional Debt Securities.

This prospectus is part of a registration statement that Venezuela filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. This means:

•	Venezuela may issue the Debt Securities covered by this prospectus from time to time;

•	Venezuela will provide a prospectus supplement each time it issues the Debt Securities; and

•	the prospectus supplement will provide specific information about the terms of that issuance and may also add, update or change information contained in this prospectus.

You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Venezuela may sell the Debt Securities through underwriters or dealers, through agents designated from time to time, or directly.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2004.

Table of Contents

Official Statements	3
Enforcement of Civil Liabilities	3
Forward-Looking Statements	3
Use of Proceeds	5
About this Prospectus	5
Where You Can Find Additional Information	6
Description of the Debt Securities	7
Debt Record	15
Banco Central Undertaking	16
Plan of Distribution	17
Legal Matters	18
Authorized Representative	18

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Venezuela has not authorized anyone to provide you with different or additional information. Venezuela is not making an offer to sell these Debt Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of the respective documents. The information contained or incorporated by reference in this prospectus is qualified in its entirety by the supplementary information contained in any prospectus supplement.

Official Statements

Information in this prospectus or any prospectus supplement which is identified as being derived from a publication of, or supplied by, Venezuela or one of Venezuela’s agencies or instrumentalities, is included in such document on the authority of that publication as an official public document of the Bolivarian Republic of Venezuela. All other information included in this prospectus, any prospectus supplement and the registration statement of which this prospectus is a part, is included as a public official statement made on the authority of Tobías Nóbrega Suárez, Minister of Finance. Unless otherwise noted, information contained herein for the years 2001, 2002 and 2003 provided by Banco Central de Venezuela, Venezuela’s central bank, which is referred to in this document as Banco Central, is considered preliminary until Banco Central has published that information in its Annual Report of National Accounts for the year following the year to which the data relates.

Enforcement of Civil Liabilities

Venezuela is a foreign state. As a result, you may not be able to effect service of process within the United States against Venezuela or enforce against Venezuela judgments in the courts of the United States predicated on the civil liability provisions of the federal or state securities laws of the United States. Venezuela has agreed to submit to the jurisdiction of United States federal and New York state courts located in the Borough of Manhattan, New York, New York, the courts of England located in London and the courts of Venezuela located in Caracas, and has waived some immunities and defenses in actions that might be brought against Venezuela with respect to the Debt Securities. Under Venezuelan law, neither Venezuela nor any of Venezuela’s property have any immunity from the jurisdiction of any court or from set-off or any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution or otherwise), except that Venezuela, as well as Venezuela’s properties located in Venezuela, have immunity from set-off, attachment prior to judgment, attachment in aid of execution of judgment and execution of a judgment in actions and proceedings in Venezuela.

Forward-Looking Statements

This prospectus, any prospectus supplement and any documents incorporated by reference in this prospectus and any prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Venezuela’s beliefs and expectations, are forward-looking statements. Specifically, words such as “anticipates”, “estimates”, “expects”, “intends”, “plans”, “seeks”, “believes” and “will”, and words and terms of similar substance used in connection with any discussion of future economic, social or political developments, identify forward-looking statements. These statements are based on current plans, objectives, estimates and projections and you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Venezuela undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements include, but are not limited to:

•	Venezuela’s statements regarding its prospects for political stability;

•	Venezuela’s plans with respect to the implementation of its economic plan;

•	Venezuela’s outlook for inflation, interest rates and the fiscal accounts; and

•	Venezuela’s success in the development of the non-petroleum sectors of the economy.

Forward-looking statements involve inherent risks. Venezuela cautions you that many factors could affect the future performance of the Venezuelan economy. These factors include, but are not limited to:

External factors, such as:

•	higher international interest rates, which could increase Venezuela’s debt service requirements and require a shift in budgetary expenditures toward additional debt service;

•	lower oil prices, which could decrease Venezuela’s fiscal and foreign exchange revenues and could negatively affect Venezuela’s tax receipts, the balance of payments and the level of international reserves;

•	recession or low growth in Venezuela’s trading partners, which could lead to fewer exports from Venezuela and, therefore, affect Venezuela’s growth;

•	damage to the international capital markets for emerging markets issuers caused by economic conditions in other emerging markets, which could affect Venezuela’s ability to engage in planned borrowing;

•	changes in import tariffs and exchange rates of other countries, which could harm Venezuelan exporters and, as a consequence, have a negative impact on the growth of Venezuela’s economy;

•	changes in the international prices of commodities; and

•	the decisions of international financial institutions, such as the International Monetary Fund, referred to as the IMF, the Inter-American Development Bank, referred to as the IADB, Corporación Andina de Fomento, referred to as the CAF and the International Bank for Reconstruction and Development, referred to as the World Bank, regarding the terms of their financial assistance to the Republic.

Internal factors, such as:

•	continued political instability, including further developments and events with respect to the referendum being proposed by the political opposition to President Chávez;

•	the ability of Petróleos de Venezuela, S.A., referred to as PDVSA, the government-owned oil company, to sustain normalized production levels following its virtual shutdown during the general strikes from December 2, 2002 through February 3, 2003;

•	the effect of the Venezuelan Government’s exchange control regime on the ability of domestic and international businesses to obtain foreign currency to pay for imported goods and raw materials, as well as Venezuela’s ability to attract foreign investment;

•	the Venezuelan Government’s ability to pass legislation in support of Venezuela’s economic plan, as well as public support for legislation that has been enacted as part of Venezuela’s economic plan;

•	the effectiveness of the Venezuelan Government’s economic plan, including its institution of exchange and price controls in February 2003;

•	the stability of the banking system;

•	the continuing political and economic impact of Venezuela’s new Constitution, which was enacted in 1999;

•	general economic and business conditions in Venezuela, including a decline in foreign direct and portfolio investment, high domestic inflation, high domestic interest rates and increased unemployment, each of which could lead to lower levels of growth, lower international reserves and diminished access of both the government and Venezuelan businesses to international capital markets;

•	foreign currency reserves; and

•	the level of domestic debt.

Use of Proceeds

Unless otherwise specified in the applicable prospectus supplement, Venezuela will use the net proceeds from the sale of the Debt Securities for general purposes, including the refinancing of Venezuela’s domestic and external indebtedness. Such refinancings may be effectuated through the acquisition of outstanding Debt Securities through open-market purchase, tender or exchange, subject to certain conditions.

About this Prospectus

This prospectus is part of a registration statement that Venezuela filed with the U.S. Securities and Exchange Commission, or SEC, under a “shelf” registration process. Under this shelf process, Venezuela may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total US dollar equivalent amount of U.S.$4,800,000,000. This prospectus provides you with basic information about Venezuela and a general description of the debt securities Venezuela may offer. Each time Venezuela sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Venezuela, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

Where You Can Find Additional Information

Venezuela files Annual Reports with the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Venezuela and may be accompanied by exhibits. You may read and copy any document Venezuela files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Rooms. These documents and the Republic’s future filings with the SEC will be, available through the SEC’s Internet site at http://www.sec.gov.

The SEC allows Venezuela to “incorporate by reference” the information Venezuela files with it. This means that Venezuela can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Venezuela incorporates by reference each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/ A (including all exhibits), filed with the SEC by Venezuela on or subsequent to the date of this prospectus until it sells all of the debt securities covered by this prospectus. Each time Venezuela files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents. You may request a free copy of the Annual Reports, amendments to the Annual Reports and other information mentioned above by writing or calling Venezuela at:

Ministerio de Finanzas

Avenida Urdaneta, Esquina de Carmelitas
Edificio Sede del Ministerio de Finanzas
Piso 9
Caracas, Venezuela
Atencion: (i) Jefe de la Oficina Nacional de Credito Publico
(ii) Director de Administracion de la Deuda
telephone: 58-212-802-1880
facsimile: 58-212-802-1893

Unless otherwise specified or the context requires, references to “dollars”, ‘$”, “U.S.$”, “US$”, “US dollars” and “U.S. dollars” are to United States dollars, references to “Bolívares” and “Bs.” are to Venezuelan Bolívares, references to “Euro”, “EUR” and “€” are to the lawful currency of the European Union, references to “¥” are to Japanese yen and references to “bpd” are to barrels per day. As used in this prospectus, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. Historical amounts translated into Bolívares or U.S. dollars have been converted at historical rates of exchange, unless otherwise stated. Unless otherwise noted herein, all references to Venezuelan Bolívares refer to nominal Bolívares.

Certain amounts that appear in this prospectus or any prospectus supplement may not sum because of rounding adjustments.

Description of the Debt Securities

This prospectus provides you with a general description of the securities that Venezuela may offer. Each time Venezuela sells securities, Venezuela will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

Venezuela will issue the Debt Securities under a fiscal agency agreement, dated July 25, 2001, by and among Venezuela, Banco Central, Deutsche Bank AG and Deutsche Bank Trust Company Americas, formerly named Bankers Trust Company. This fiscal agency agreement has been amended to provide for the issuance of Debt Securities containing the collective action clauses described in ‘—Meetings and Amendments— Approval (Collective Action Securities)”. The fiscal agency agreement, together with the amendment thereto, are referred to in this document as the Fiscal Agency Agreement. Venezuela may replace the fiscal agent at any time. The fiscal agent is not a trustee and does not have the same responsibilities or the same duties a trustee would have toward the holder of the Debt Securities. Venezuela may maintain deposit accounts and conduct other ordinary banking transactions with the fiscal agent.

The following description is a summary of the material provisions of the Debt Securities and the Fiscal Agency Agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in these Debt Securities. Therefore, you should read the Fiscal Agency Agreement and the form of the Debt Securities in making your decision on whether to invest in the Debt Securities. Venezuela has filed a copy of these documents with the SEC and at the office of the fiscal agent.

General Terms

The prospectus supplement relating to any series of Debt Securities offered will include specific terms relating to the Debt Securities. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the Debt Securities bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Venezuela to redeem the Debt Securities at Venezuela’s option;

•	any provisions that entitle you to early repayment at your option;

•	the currency or currencies that you may use to purchase the Debt Securities and that Venezuela may use to pay principal, any premium and interest;

•	the form of debt security-global or certificated and registered or bearer;

•	any index Venezuela will use to determine the amount of principal, any premium and interest payment; and

•	any other terms of the Debt Securities that do not conflict with the provisions of the Fiscal Agency Agreement.

Venezuela may issue Debt Securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any Debt Security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible Debt Security.

Venezuela may issue Debt Securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Venezuela will describe the United States federal income tax consequences and any other relevant considerations in the applicable prospectus supplement for any issuance of debt securities.

Nature of Obligation

The Debt Securities will be the general, direct, unconditional, unsecured and unsubordinated obligations of Venezuela. The Debt Securities will rank equally in right of payment among themselves and with all of Venezuela’s other unsecured and unsubordinated external indebtedness. Venezuela has pledged Venezuela’s full faith and credit for the payment of all amounts on the Debt Securities.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Venezuela will issue Debt Securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Payment of Principal and Interest

Venezuela will make payments on global Debt Securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders.

Venezuela will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the Debt Securities. Venezuela will make payments of interest by check mailed to the registered holders of the Debt Securities at their registered addresses.

Any money that Venezuela pays to the fiscal agent for payment on any Debt Security that remains unclaimed for two years will be returned to Venezuela. Afterwards, the holder of such Debt Security may look only to Venezuela for payment.

Additional Amounts

Venezuela will make all principal and interest payments on the Debt Securities without deducting or withholding any present or future Venezuelan taxes, unless the deduction or withholding is required by law. In the event that Venezuela is required to make any deductions, it will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction.

Venezuela will not, however, pay any additional amounts in connection with any tax, assessment or other Governmental charge that is:

•	imposed on or measured by a holder’s income or assets by the jurisdiction in which the holder is incorporated;

•	imposed on or measured by a holder’s income or assets by any jurisdiction in which the holder has a principal place of business, resides or is otherwise deemed to be doing business or maintaining a permanent establishment under any income tax treaty; or

•	imposed on a holder by any jurisdiction outside of Venezuela for any reason except as a result of Venezuela’s action.

Redemption and Repurchase

Unless otherwise provided in the prospectus supplement for an offering, the Debt Securities will not be redeemable prior to maturity at Venezuela’s option or repayable before maturity at the option of the holders. Nevertheless, Venezuela may at any time purchase the Debt Securities in the open market or otherwise and hold or resell them or surrender them to the fiscal agent for cancellation.

Negative Pledge

Venezuela agrees that, after any Debt Security has been issued and for so long as that Debt Security remains outstanding, if any lien on oil or accounts receivable on oil (other than a lien Venezuela is permitted to create as described below) is created by Venezuela, Banco Central or any other Governmental agency, after the date of issuance of that Debt Security, to secure any of Venezuela’s external public debt, Venezuela will cause such lien to equally and ratably secure Venezuela’s obligations under that Debt Security.

For the purposes of this agreement regarding Venezuela’s liens:

“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance on any asset or revenues of any kind;

“oil” means hydrocarbons and their products and derivatives produced in Venezuela but excludes Orimulsion®, products derived from Orimulsion®, natural gas, coal and petrochemicals; and

“external public debt” means Venezuela’s debt or any of a number of specified Venezuelan public sector entities which is denominated or payable in a foreign currency.

Important exceptions apply in some cases. Venezuela is permitted to create a lien if:

•	at the time the lien is created, no default in the payment of amounts owed under the Debt Securities or the bonds Venezuela issued to implement the 1990 Financing Plan exists (unless the proceeds of the financing secured by the lien are used to make or secure on a ratable basis amounts due on the Debt Securities); and

•	operating reserves maintained by Banco Central (as certified by Banco Central) are greater than the sum of (a) two months of imports into Venezuela of goods and services (including interest payments with respect to Venezuela’s external public debt) and (b) two months of principal payments with respect to the 1990 Financing Plan bonds and any other external public debt held by commercial banking institutions (measured in each case on the basis of imports and interest and principal payments during the preceding six months); and

•	the aggregate principal amount of all external public debt secured by liens on oil or accounts receivables on oil (including the external public debt to be secured by the new lien and other external public debt to be simultaneously secured by liens on oil or accounts receivable on oil)

paid, due or scheduled to fall due in the current calendar year, and the aggregate outstanding principal amount of all such external public debt scheduled to fall due in each subsequent calendar year, is in each such year less than an amount equivalent to 17.5% of the aggregate revenues from the export of oil during the 12-month period preceding the creation of the new lien (Banco Central will certify the amount of such external public debt and Venezuela will certify the amount of such revenues); and

•	the aggregate outstanding principal amount of all external public debt secured by liens on oil or accounts receivable on oil (including the external public debt to be secured by the new lien and other external debt to be secured by liens on oil or accounts receivable on oil) is less than an amount equivalent to 55% of the aggregate revenues from the export of oil during the 12-month period preceding the creation of the new lien (Banco Central will certify the amount of such external public debt and Venezuela will certify the amount of such revenues); or

•	the lien arises pursuant to an order of attachment, distraint or similar legal process and the execution or enforcement of the lien is effectively stayed, the related claims are being contested in good faith and the lien is released or discharged within one year of its imposition; or

•	the lien arises by operation of law (and not pursuant to any agreement) and has not been foreclosed or otherwise enforced against the oil or accounts receivable on oil to which the lien applies.

Default and Acceleration of Maturity

Each of the following is an event of default under a series of Debt Securities:

Non-Payment: Venezuela fails to pay any principal, premium, if any, or interest on any Debt Security of that series within 30 days of when the payment was due; or

Breach of Other Obligations: Venezuela fails to perform any other material obligation contained in the Debt Securities of that series or the Fiscal Agency Agreement and that failure continues for 90 days after any holder of the Debt Securities of that series gives written notice to Venezuela at the specified office of the fiscal agent; or

Breaches of Remittance Obligations by Banco Central: (i) Banco Central fails to remit U.S. dollars for principal and interest payments on the Debt Securities after receipt of payment from Venezuela of the corresponding amount of Bolívares or (ii) Banco Central withdraws any amount held on deposit with any holder or the fiscal agent after the holder or the fiscal agent has given notice to Banco Central that it intends to set off the missed payment from the deposited amount; and the failure continues for 30 days after written notice is given to Venezuela or Banco Central by the fiscal agent or given by any holder at the specified office of the fiscal agent; or

Breaches of Other Obligations by Banco Central: Banco Central fails to perform any obligation under the Banco Central Undertaking (other than those described above) and the failure continues for 90 days after written notice is given to Venezuela or Banco Central by any holder at the specified office of the fiscal agent; or

Acceleration of Payment on any Debt Obligation: As a result of any default or event of default related to any securities or other instruments of a type offered in the capital markets denominated or payable in a currency other than Bolívares, other than the Debt Securities, any holder accelerates or declares the debt obligation to be due and payable prior to the date of its stated maturity; or

Moratorium on, or Failure to Perform, Obligations: Venezuela or Banco Central either declares a moratorium on, or fails generally to pay or perform, Venezuela’s obligations under any securities or other instruments of a type offered in the capital markets denominated or payable in a currency other than Bolívares; or

Judgment Against Venezuela or Banco Central: A final judgment, decree or order by a court of competent jurisdiction for the payment of money in an amount greater than U.S.$100,000,000 has been entered against Venezuela or Banco Central and 30 days have passed without it being satisfied or stayed and such judgement decree or order cannot be appealed; or

IMF Membership: Venezuela ceases to be a member of the IMF or ceases to be eligible to use the general resources of the IMF; or

Validity of Debt Securities Contested: The validity of the Debt Securities or the Fiscal Agency Agreement is contested by Venezuela, Banco Central, any legislative, executive or judicial body or official of Venezuela, or any official action taken by Venezuela renders any provision of the Debt Securities or the Fiscal Agency Agreement invalid or unenforceable; or

Expiration of Authority: Any authority required for Venezuela or Banco Central to perform Venezuela’s obligations under the Debt Securities or the Fiscal Agency Agreement that ceases to remain in full force or is modified so that it can be reasonably expected to adversely affect any rights or claims of the holders of Debt Securities.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding Debt Securities of the affected series may declare all the Debt Securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant Debt Securities will become immediately due and payable without the holder’s further action of any kind. Venezuela expressly waives any further required action. The fiscal agent will give notice of the declaration to Venezuela and the holders of Debt Securities. The holders of more than 50% of the aggregate outstanding principal amount of the relevant series of Debt Securities (or such other percentage required at a meeting held in the manner described below) may rescind a declaration of acceleration if Venezuela remedies the event or events of default giving rise to the declaration after the declaration is made. In order to rescind a declaration of acceleration in these circumstances, holders may do so by written consent delivered to Venezuela at the office of the fiscal agent.

Meetings and Amendments

General

Venezuela may call a meeting of the holders of Debt Securities of any series at any time. Venezuela will determine the time and place of the meeting. Venezuela will give the holders not less than 30 or more than 60 days’ prior notice of each meeting (except that, in the case of any meeting adjourned due to lack of a quorum, Venezuela will give not less than 10 or more than 60 days’ prior notice to reconvene the adjourned meeting). The notice of each meeting will state:

•	the time and the place of the meeting; and

•	in general terms, the action proposed to be taken at the meeting.

If an event of default relating to the Debt Securities of a series has occurred and is continuing, the fiscal agent will call a meeting of the holders of Debt Securities of a particular series if the holders of at least 10% in aggregate Outstanding principal amount of the Debt Securities of such series have delivered a written request to the fiscal agent setting forth the action they propose to take.

To be entitled to vote at any meeting, a person must be:

•	a holder of outstanding Debt Securities of the relevant series; or

•	a person duly appointed in writing as a proxy for a holder.

The persons entitled to vote more than 50% of the aggregate Outstanding principal amount of the Debt Securities of a series will constitute a quorum, except in the event of a meeting that has been adjourned for lack of a quorum and properly reconvened, in which case 35% of the aggregate Outstanding principal amount of the Debt Securities of the series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

Approval

The following description does not apply to any series of Debt Securities that has been designated Collective Action Securities. See “—Approval (Collective Action Securities)” below for a description of the corresponding terms and conditions applicable to Debt Securities that have been designated Collective Action Securities.

Venezuela and the fiscal agent may modify, amend or supplement the terms of Debt Securities of any series and the Fiscal Agency Agreement as it relates to those securities, or the holders may take any action provided by the Fiscal Agency Agreement or the terms of their Debt Securities with:

•	the approval of the holders of either a majority in aggregate Outstanding principal amount of the Debt Securities of that series or not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of that series that are represented at a meeting of holders, whichever is less; or

•	the written consent of the holders of not less than a majority in aggregate Outstanding principal amount of the Debt Securities of the relevant series.

However, each holder of a Debt Security of a particular series must consent to any amendment, modification or change that would:

•	change the due date for the payment of principal, any premium, or any interest on the Debt Securities;

•	reduce the principal amount of the Debt Securities;

•	reduce the portion of the principal amount of the Debt Securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Debt Securities or any premium payable upon redemption of the Debt Securities;

•	change the currency or place of payment of principal of or any premium or interest on the Debt Securities;

•	permit early redemption of the Debt Securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified;

•	reduce the percentage of principal amount of the holders of the Debt Securities whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the debt securities or to take any other action; or

•	change Venezuela’s obligation to pay additional amounts.

Approval (Collective Action Securities)

The following description applies only to series of Debt Securities that have been designated Collective Action Securities.

Venezuela and the fiscal agent may modify, amend or supplement the terms of Debt Securities of any series and the Fiscal Agency Agreement as it relates to those securities, or the holders may take any action provided by the Fiscal Agency Agreement or the terms of their Debt Securities with:

•	the affirmative vote, in person or by proxy, of the holders of not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate Outstanding principal amount of the Debt Securities of the relevant series.

However, without the consent or affirmative vote, in person or by proxy, of holders of at least 85% in aggregate Outstanding principal amount of the Debt Securities of a particular series, no amendment, modification or change may be made that would:

•	change the due date for the payment of principal, any premium, or any interest on the Debt Securities;

•	reduce the principal amount of the Debt Securities;

•	reduce the portion of the principal amount of the Debt Securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the Debt Securities or any premium payable upon redemption of the Debt Securities;

•	change the currency or place of payment of principal of or any premium or interest on the Debt Securities;

•	permit early redemption of the Debt Securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified;

•	reduce the proportion of principal amount of the holders of the Debt Securities whose vote or consent is needed to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the debt securities or to take any other action;

•	change Venezuela’s obligation to pay additional amounts;

•	change the definition of “Outstanding” with respect to the Debt Securities;

•	change the governing law provision of the Debt Securities;

•	change the Republic’s appointment of an agent for service of process or its agreement not to claim and to waive irrevocably any immunity in respect of any actions or proceedings based on the Debt Securities;

•	change the ranking of the Debt Securities as described under the heading “—Nature of Obligation”; or

•	in connection with any offer to acquire Debt Securities in exchange for cash or new securities of the Republic or any of its political subdivisions or instrumentalities, change any event of default under the Debt Securities.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the Debt Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% of the aggregate principal amount of the Outstanding Debt Securities of that series) agree to the change.

For purposes of determining whether the required percentage of holders of the Debt Securities of a series is present at a meeting for quorum purposes or has approved any amendment, modification or change to, or waiver of, the Debt Securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the Debt Securities of a series, Debt Securities owned, directly or indirectly, by Venezuela or any public sector instrumentality of Venezuela will be disregarded and deemed not to be “Outstanding.” In determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only Debt Securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the federal government of Venezuela or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Venezuela or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Certain Amendments Not Requiring Holder Consent

Venezuela and the fiscal agent may, without the vote or consent of any holder of Debt Securities of a series, amend the Fiscal Agency Agreement or the Debt Securities of that series for the purpose of:

•	adding to Venezuela’s covenants for the benefit of the holders;

•	surrendering any of Venezuela’s rights or powers;

•	providing collateral for the Debt Securities;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or the Debt Securities; or

•	changing the terms and conditions of the Fiscal Agency Agreement or the Debt Securities in any manner which Venezuela and the fiscal agent may determine and which is not inconsistent with the Debt Securities and will not materially adversely affect the interests of the holders of the Debt Securities.

Collective Action Securities

The Republic may designate a particular series of Debt Securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Description of the Debt Securities” in this document, except that such Collective Action Securities will contain the provisions regarding amendments, modifications, changes and waivers described under the heading “—Meetings and Amendments— Approval (Collective Action Securities)” above instead of the provisions described under the heading “—Meetings and Amendments— Approval”.

Debt Record

Over the past 40 years, despite the debt crisis that prompted the restructuring of its commercial bank debt, Venezuela has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly issued bonds and notes in the international capital markets.

Banco Central Undertaking

The description of the Banco Central Undertaking in this section is a summary and is not complete. Because it is only a summary, the description may not contain information that is important to you as a potential investor. Therefore, you should read the Banco Central Undertaking in making your decision on whether to invest in the Debt Securities. A form of the Banco Central Undertaking relating to the Debt Securities has been filed with the SEC and the fiscal agent.

Venezuela has irrevocably and unconditionally agreed that each payment to be made by Venezuela under the Debt Securities shall be effected through Banco Central under an agreement referred to as the Banco Central Undertaking. For that purpose, Venezuela has instructed Banco Central to:

•	execute and deliver an undertaking in favor of the fiscal agent, each paying agent and the holders of each series of Debt Securities; and

•	in accordance with the terms of that undertaking, remit U.S. dollars in the amount of each payment of principal and interest on the Debt Securities at the time and place designated for the Debt Securities.

In conjunction with the Banco Central Undertaking, Venezuela has irrevocably and unconditionally agreed to:

•	deposit at Banco Central the Bolívares required for each payment prior to the date such payment is required to be made; and

•	deliver in a timely fashion to Banco Central the authorizations necessary for it to effect the required conversions of Bolívares into U.S. dollars.

Venezuela has agreed that Venezuela’s deposit of funds with Banco Central shall not be deemed to constitute payment to any holder of such series of Debt Securities of any amount payable to such holder. The law of the State of New York will govern each Banco Central Undertaking.

Once Venezuela deposits with Banco Central the Bolívares required for a payment due under the Debt Securities and provides Banco Central with the authorizations necessary for it to convert the Bolívares into U.S. dollars, Banco Central will have a separate and independent obligation to remit U.S. dollars to the fiscal agent for payment to the holders of the Debt Securities. However, Banco Central is not required to convert Bolívares to U.S. dollars if by doing so Banco Central would breach its obligation under Article 113 of the law of Banco Central (Ley del Banco Central de Venezuela), as published in Official Gazette number 5,606 on October 18, 2002, to provide the foreign currency demanded by PDVSA to meet its needs for U.S. dollars in accordance with the foreign exchange budget prepared by PDVSA.

Banco Central has agreed that any legal proceeding against it or its properties, assets or revenues in connection with a Banco Central Undertaking may be brought exclusively in: the Supreme Court of the State of New York, County of New York; the United States District Court for the Southern District of New York; the High Court of Justice, England, the courts of Venezuela that sit in Caracas and, only in special circumstances described in the Banco Central Undertaking, in another court that has jurisdiction or is otherwise competent to hear and determine the legal proceeding. Banco Central has irrevocably waived any objection which it now has or may later acquire to the laying of venue in any of these courts and has also waived (to the extent it is permitted to do so by applicable law) any right to claim that any of these courts is an inconvenient forum.

Banco Central has agreed to waive and not claim any immunity from suit, from jurisdiction of the court and from any other legal or judicial process or remedy, to which Banco Central or its revenues, assets or properties are entitled, in any legal proceeding in one of the courts specified above with respect to a Banco Central Undertaking, including immunity from post-judgment attachment and execution (but not from pre-judgment attachment and except for certain processes and remedies more fully described in the Banco Central Undertaking).

Plan of Distribution

Venezuela may sell the Debt Securities through underwriters or dealers, directly to one or more purchasers or through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Venezuela from the sale;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters are used in the sale of any securities, the underwriters will purchase the securities for their own accounts and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The underwriting compensation under this shelf will not exceed 8%.

Venezuela may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discount or commission received by them from Venezuela and any profit realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The related prospectus supplements will identify any of these underwriters or agents and will describe any compensation received from Venezuela.

Venezuela may also sell the securities directly to the public or through agents designated by Venezuela from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Venezuela may pay to these agents. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a best efforts basis for the period of its appointment.

Venezuela may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Venezuela under delayed delivery contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Venezuela may offer the securities of any series to present holders of Venezuela’s other outstanding securities as consideration for the purchase or exchange by Venezuela of these other outstanding securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This type of offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Venezuela may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Venezuela in the ordinary course of business.

Legal Matters

The validity of the securities of each series will be passed upon by Ramos, Ferreira y Vera, S.C., A.P. 1297-Carmelitas, Caracas, 1010-A, Venezuela, the Republic’s Venezuelan counsel, and by Arnold & Porter LLP, 399 Park Avenue, New York, New York 10022, the Republic’s United States counsel. The validity of the securities of each series will be passed upon on behalf of any agents or underwriters by counsel named in the applicable prospectus supplement.

As to all matters of Venezuelan law, Arnold & Porter LLP will assume and may rely on the correctness of the opinion of Ramos, Ferreira y Vera, S.C. As to all matters of United States law, Ramos, Ferreira y Vera, S.C. will assume the correctness of the opinion of Arnold & Porter LLP.

Authorized Representative

The authorized representative of Venezuela in the United States is Bernardo Alvarez Herrera, the Ambassador of the Bolivarian Republic of Venezuela to the United States, Embassy of Venezuela, 1099 30th Street, N.W., Washington, D.C. 20007.

THE ISSUER

Bolivarian Republic of Venezuela
Ministerio de Finanzas
Avenida Urdaneta Esq. Carmelitas
Edificio Sede Ministerio de Finanzas, Piso 9
Caracas, Venezuela

UNDERWRITERS

DEUTSCHE BANK AG LONDON	UBS SECURITIES LLC
Winchester House, 1 Great Winchester Street	677 Washington Boulevard
London EC2N 2DB	Stamford, Connecticut 06901

AGENTS

Fiscal Agent & Paying Agent:	Luxembourg Paying Agent & Transfer Agent:
JPMorgan Chase Bank, N.A.	J.P. Morgan Bank Luxembourg S.A.
4 New York Plaza, 15th Floor	6 route de Trèves
New York, New York 10004	L-2633 Senningberg (Municipality of Niederanven)
Luxembourg

Principal Paying Agent & Exchange Rate Agent:
JPMorgan Chase Bank, N.A.
Trinity Tower
9 Thomas More Street
London EW1YT, England

LEGAL ADVISORS

To Venezuela as to U.S. law:	To the underwriters as to U.S. law:
Arnold & Porter LLP	Sullivan & Cromwell LLP
399 Park Avenue	125 Broad Street
New York, New York 10022	New York, New York 10004
United States	United States

To Venezuela as to Venezuelan law:	To the underwriters as to Venezuelan law:
Ramos, Ferreira y Vera, S.C.	d’Empaire, Reyna, Bermúdez Abogados
Edificio Torreon, Piso 11	Edificio Bancaracas, PH
Avenida Veracruz	Plaza La Castellana
Urb. Las Mercedes	Caracas, Venezuela
Caracas, Venezuela